UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           ONE WORLD ONLINE.COM, INC.
             (Exact name of registrant as specified in its charter)


                Nevada                                  87-0411771
 (State of incorporation or organization)  (I.R.S. Employer Identification No.)

        4778 North 300 West, Suite 200, Provo, Utah            84604
         (Address of principal executive offices)            (Zip code)


Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class              Name of each exchange on which
        to be so registered              each class is to be registered
        -------------------              ------------------------------
          Not applicable

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:
Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock - $.001 Par Value
--------------------------------------------------------------------------------
                                (Title of class)

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Item 1. Description of Registrant's Securities to be Registered.

         One World Online.com, Inc.'s (the "Company") authorized capital stock currently consists of 100,000,000 shares of common stock, $.001 par value per share; and 1,000,000 shares of blank check preferred stock, $.001 par value per share, of which 300,000 shares have been designated as Series A Convertible Preferred Stock. The rights evidenced by the common stock to be registered is materially limited or qualified by the rights of the Series A Convertible Preferred Stock and may be further limited or qualified by additional issuances of preferred stock, if any.

Common Stock

         The Company is presently authorized to issue 100,000,000 shares of $.001 par value common stock. The Company presently has 16,076,334 shares of common stock outstanding. The holders of common stock of the Company are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company, nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting (which includes the Series A Convertible Preferred Stock which shares have preferential voting rights as described below) for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Blank Check Preferred Stock

         The Company is authorized to issue up to 1,000,000 shares of $.001 par value preferred stock, of which 300,000 shares have been classified as Series A Convertible Preferred Stock. Under the Company's Articles of Incorporation, the Board of Directors will have the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the blank check preferred stock, and to issue the blank check preferred stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may be obtained from the Company.

Series A Convertible Preferred Stock

         In May 2000 the Company issued 100,000 shares of Series A Convertible Preferred Stock each (300,000 shares total) to an entity controlled by David N. Nemelka, President and Chief Executive Officer of the Company, an entity controlled by Kelly M. Thayer, Chairman of the Company and an entity with which David R. Nemelka and Ingrid F. Nemelka, the parents of David N. Nemelka, are affiliated and control. The holders of the Series A Convertible Preferred Stock then contributed the stock to the OWOL Founders Voting Trust. Except as otherwise required by applicable law, all voting rights of the Company are vested in and exercised by the holders of the common stock and Series A Convertible Preferred Stock, voting as a

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single group, with each share of common stock being entitled to one (1) vote and each of the Series A Convertible Preferred shares being entitled to one hundred
(100) votes. The Series A Preferred Stock holders have the ability to cast thirty million (30,000,000) of the votes entitled to vote at a meeting or other action of the stockholders. This does not take into consideration the additional shares of common stock that are directly or beneficially owned by the Series A Preferred Stockholders. As a result, the Series A Preferred Stock holders effectively have voting control of the Company with respect to all matters submitted to the vote of the stockholders. The concentration of voting control may also have the effect of impeding a non-negotiated change in control which result may or may not benefit stockholders. In addition, stockholders may be disadvantaged in the event matters are put to the stockholders for approval and the interests of the holder(s) of the Series A Preferred Stock are not similar to the interests of the stockholders generally.

         The holders of the Series A Convertible Preferred Stock have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series A Convertible Preferred Stock is not subject to any sinking fund or other obligations of the Company to redeem or retire the Series A Convertible Preferred Stock. No dividends shall be paid or accrue on the Series A Convertible Preferred Stock, unless declared by the Board of Directors.

         The Series A Convertible Preferred Stock will rank, with respect to right on liquidation, on parity with the common stock and with all future series of preferred stock established on or after the date hereof by the Board of Directors which does not expressly provide that it ranks senior to or junior to the Series A Convertible Preferred Stock as to rights on liquidations, winding-up and dissolution. Neither the sale or transfer of all or substantially all the assets of the Company, nor the merger or consolidation of the Company into or with any other corporation or a merger of any other corporation with or into the Company, will be deemed to be a liquidation, dissolution or winding up of the Company.

         Each share of Series A Convertible Preferred Stock is convertible into shares of common stock at the option of the holder in whole or in part at any time. The Series A Convertible Preferred Stock is convertible into common stock at a conversion rate of one share of Series A Convertible Preferred Stock for one share of common stock, subject to certain adjustments.

         If any transaction shall occur, including without limitation (i) any recapitalization or reclassifications of shares of common stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of the common stock),
(ii) any consolidation or merger of the Company with or into another entity or any merger of another entity into the Company (other than a merger that does not result in a reclassifications, conversion, exchange or cancellation of common stock), (iii) any sale or transfer of all of the assets of the Company, or (iv) any compulsory share exchange, pursuant to which any holders of common stock shall be entitled to receive other securities, cash or other property, then appropriate provisions shall be made so that the holder of each share of Series A Convertible Preferred Stock then outstanding shall have the right thereafter to convert such shares only into the kind and amount of the securities, cash or other property that would have been receivable upon such recapitalization, reclassification, consolidation, merger, sale, transfer, or share exchange by holders of the number of shares of common stock issuable upon conversion of such Series A Convertible Preferred Stock immediately prior to such recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange.

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Item 2. Exhibits.

       Number                            Description

         1 Articles of Incorporation of the Company (Incorporated by referenced to Exhibit 3(i).1 of the Company's Annual Report on Form 10-KSB dated June 30, 1999).

         2 Articles of Amendment to Articles of Incorporation of the Company (Incorporated by referenced to Exhibit 3(i).1 of the Company's Current Report on Form 8-K, dated June 29,
                      1999).

         3 Certificate of Designation of Series A Convertible Preferred Stock (Incorporated by referenced to Exhibit 3(i) of the Company's Current Report on Form 8-K dated May 19, 2000).

         4 Bylaws of the Company (Incorporated by referenced to Exhibit 3(ii).1 of the Company's Annual Report on Form 10-KSB dated June 30, 1999).

         5 Specimen stock certificate for shares of Common Stock, par value .001.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                  ONE WORLD ONLINE.COM, INC.




Date: October 11, 2000                            By  /s/ David N. Nemelka
                                                     ---------------------------
                                                     David N. Nemelka
                                                     President, Chief Executive
                                                     Officer and Director

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